Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

February 15, 2006

Mr Jeff Jamarillo
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0510

Re:	Elephant & Castle Group Inc. (the “Company”)
File No. 001-12134
Amendment No. 1 to Form 10-K for the year ended December 26, 2004 (the “Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 27, 2005 (the “first quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended June 26, 2005 (the “second quarter
Form 10-Q”, together with the Form 10-K and first quarter Form 10-Q, the “Filings”).

Dear Jeff:

          Further to our letters dated May 12, 2005 and September 23, 2005 and to our subsequent telephone conversation with Xavier Wenzel of Pannell Kerr Forster, we would like to offer the following amendments and clarifications:

(1) Comment 10 from SEC letter dated April 13, 2005

You questioned the US$ 201 gain on exchange on the restructuring of the debt. Since 2004 was reported in US dollars, you suggest that such exchange gain should have been recorded in 2003 or earlier years. We agree, and have amended our schedules accordingly (attached). This revised treatment will also eliminate the US $201 previously shown as contributed surplus for US GAAP in the 2004 statement of shareholders’ equity/deficit.

(2) Comments 1 and 5 from SEC letter dated August 24, 2005

(a)	You questioned whether the “gain/loss on translation of convertible notes using period end rates for US GAAP” should be an income statement item, or go to comprehensive income.

We believe that the gain/loss as calculated in our detailed table for 2000 to 2004 is correctly shown as an income statement for US GAAP.

In addition, in order to balance 2004 shareholders’ equity/deficit, we need to show a further gain of US$ 860 in the 2004 income statement reconciliation. This appears to arise from the settlement of the US$ junior notes by way of CDN$ preferred shares in December 2004.

(b)	You questioned whether the CDN $226 within Other Paid In Capital which relates to the cost of setting up the Junior Notes in 2000 should have been amortized over the life of these notes.

We agree that this amortization should have occurred for US GAAP purposes. For CDN GAAP, the CDN $226 was correctly recorded as an equity item, so no restatement of our CDN GAAP schedules is required. We have, however, reflected this change in the revised US GAAP schedules (attached).

(c)	You questioned the US $141 written off from Other Paid in Capital 2004 on the US GAAP statement of shareholders’ equity.

We agree that this item should not appear under US GAAP, and our amended schedules (attached) reflect this.

(d)	You suggested that there should be an adjustment to the 2001 income statement under US GAAP reflecting the change in CDN GAAP treatment of gains/losses on foreign exchange.

When this change in accounting policy was made, the CDN GAAP financial statements were retroactively adjusted and for this reason the difference between US and CDN GAAP was also retroactively eliminated so no reconciliation or adjustment is required.

(3) Restatement of US GAAP schedules to reflect prior error – APB 20.37

Our revised schedules incorporate our proposed presentation of the restatement of the US GAAP numbers.

Thank you for your continued assistance in resolving these issues. To discuss the foregoing points further and to clarify any open questions you may have I can be reached at 604 684 6451, extension 229.

Sincerely,

Roger Sexton
Chief Financial Officer, Elephant & Castle Group Inc.

Copy to -	Thomas M. Rose, Troutman Sanders LLP
Audit Committee Members, Elephant & Castle Group Inc.
Kevin Nishi, Partner, Pannell Kerr Forster, Vancouver
Rick Bryant, President & CEO, Elephant & Castle Group Inc

Five-Year Selected Data - United States GAAP
	2004	2003	2002	2001	2000
Sales	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations	2,744	2,677	2,669	2,967	1,489

Per share	0.52	0.52	0.52	0.76	0.57
Diluted per share	0.35	0.32	0.33	0.48	0.35

Earnings (loss) before income taxes	(132)	957	(1,810)	(823)	(8,263)

Per share	(0.03)	0.19	(0.35)	(0.21)	(3.16)
Diluted per share	n/a	0.12	n/a	n/a	n/a

Net income (loss) as previously stated	(1,170)	(166)	(1,645)	(362)	(7,885)

Gain on exchange of junior notes,	0	201	0	0	0
contributedd surplus under CDN GAAP
Amortize Jnr Notes set up cost	0	(45)	(45)	(45)	0
Gain/loss on translation of convertible notes,	860	1,023	51	(416)	0
using period end rate for US GAAP

Net income (loss) as restated	(310)	1,012	(1,640)	(823)	(7,885)

Per share as previously stated	(0.22)	(0.03)	(0.32)	(0.09)	(3.01)
Diluted per share as previously stated	n/a	n/a	n/a	n/a	n/a
Per share, restated	(0.06)	0.20	(0.32)	(0.21)	(3.01)
Diluted per share, restated	n/a	0.12	n/a	n/a	n/a

Total assets	12,876	10,046	9,886	12,025	12,274

Shareholders' equity (deficit) as previously stated	(3,020)	(4,483)	(3,741)	(1,955)	(2,281)

Amortize Jnr Notes set up cost	0	(136)	(90)	(45)	0
Gain/loss on translation of convertible notes,	0	657	(365)	(416)	0
using period end rate for US GAAP

Shareholders' equity (deficit) as restated	(3,020)	(3,961)	(4,197)	(2,416)	(2,281)

Long term debt	13,386	10,327	10,387	10,786	10,259

Weighted average shares	5,244,507	5,163,271	5,163,354	3,890,000	2,619,000
Diluted weighted average shares	7,802,309	8,268,578	8,085,848	6,164,000	4,251,021

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Sales (CDN GAAP)	28,202	26,725	27,716	30,235	33,723
Less proportional share of San Fran JV	(587)	(455)	0	0	0

Sales (US GAAP)	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations (CDN GAAP)	2,918	2,740	2,640	3,041	1,417
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Less proportional share of San Fran JV	(26)	(16)	0	0	0
Less asset impairment charge	(199)	0	0	0	0

Income (loss) from restaurant operations (US GAAP)	2,744	2,677	2,669	2,967	1,489

Earnings (loss) before income taxes (CDN GAAP)	(710)	173	(1,514)	192	(8,335)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(479)	0
Gain on exchange of junior notes,	0	201	0	0	0
contributedd surplus under CDN GAAP
Amortize Jnr Notes set up cost	0	(45)	(45)	(45)
Gain/loss on translation of convertible notes,	860	1,023	51	(416)	0
using period end rate for US GAAP

Earnings (loss) before income taxes (US GAAP)	(132)	957	(1,810)	(823)	(8,263)

Net income (loss) (CDN GAAP)	(888)	228	(1,344)	192	(7,956)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(479)	0

Net income (loss) (US GAAP) as previously stated	(1,170)	(166)	(1,645)	(362)	(7,885)

Gain on exchange of junior notes,	0	201	0	0	0
contributedd surplus under CDN GAAP
Amortize Jnr Notes set up cost	0	(45)	(45)	(45)	0
Gain/loss on translation of convertible notes,	860	1,023	51	(416)	0
using period end rate for US GAAP

Net income (loss) (US GAAP) as restated	(310)	1,012	(1,640)	(823)	(7,885)

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Total assets (CDN GAAP)	15,164	10,677	10,656	13,043	12,974
Adjust for proportional share of assets in JV	(34)	(40)	0	0	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)
Amortization of improvement costs	(378)	(384)	(382)	(376)	(337)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0

Total assets (US GAAP)	12,876	10,046	9,886	12,025	12,274

Shareholders' equity (deficit) (CDN GAAP)	(2,642)	2,470	1,908	3,421	(1,945)
Convertible notes, debt under US GAAP	0	(6,524)	(5,267)	(4,964)	0
Amortization of improvement costs	(378)	(384)	(382)	(376)	(337)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0

Shareholders' equity (deficit) (US GAAP) as previously stated	(3,020)	(4,483)	(3,741)	(1,955)	(2,281)

Amortize Jnr Notes set up cost	0	(136)	(90)	(45)	0
Gain/loss on translation of convertible notes,	0	657	(365)	(416)	0
using period end rate for US GAAP

Shareholders' equity (deficit) (US GAAP) as restated	(3,020)	(3,961)	(4,197)	(2,416)	(2,281)

Long term debt (CDN GAAP)	15,262	4,622	5,142	6,012	10,622
Convertible notes, debt under US GAAP	0	5,867	5,632	5,380	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)

Long term debt (US GAAP)	13,386	10,327	10,387	10,786	10,259

Elephant and Castle Group Inc.

Conversion
date
	2004	2003	2002	2001	Set up

Year end rate	1.2297	1.3074	1.5695	1.5928	1.45
Average for the year	1.3013	1.4011	1.5703	1.5489

Other paid in capital	(45)	(90)	(136)	(181)	(226)
Jr. Notes as disclosed	8,693	8,260	7,773	7,379	7,255

	8,648	8,169	7,637	7,198	7,029

Change not related to translation	478	532	439	234

Amount in US currency at 1.45 rate	5,964	5,634	5,267	4,964	4,847

Total debt in Cdn currency at y/e rate	7,334	7,366	8,267	7,907	7,029

Eliminate changes not related to translation	478	532	439	234

(gain)/loss in Canadian currency	(510)	(1,433)	(80)	644

Convert to US$	(392)	(1,023)	(51)	416

Cumulative (gain)/loss in US$	(1,050)	(657)	365	416

Debt under US GAAP	4,914	4,977	5,632	5,380

Consolidated Statement of Shareholders' Equity (Deficit) US GAAP
	2004	2003	2002
Common Shares Issued
Beginning balance	$12,829	$12,879	$12,930
Issue of shares
On renegotiation of debenture interest	59	0	0
On conversion of long term debt	0	0	0
For services	6	11	0
Purchased by Management	106	0	0
Repurchase and cancellation of shares	0	(61)	(51)

Ending balance	$12,999	$12,829	$12,879
Contributed Surplus
Beginning balance	$0	$0	$0
Issue of shares
On cancellation of Junior Notes and
issuance of Preferred Shares
For issue of warrants	1,081	0	0
Ending balance	$1,081	$0	$0
Other Paid-In Capital
Beginning balance	$0	$0	$0
Deferred interest on convertible notes
On renegotiation of debenture interest
Paid-in capital converted into shares
On cancellation of shares
On issue and cancellation of Junior Notes

Ending balance	$0	$0	$0
Currency Translation Adjustment
Beginning balance	($2,494)	($1,851)	($1,761)
Deferred gain (loss) incurred during year	0	(643)	(90)

Ending balance	($2,494)	($2,494)	($1,851)
Deficit
Beginning balance	($14,296)	($15,225)	($13,585)
Dividends on other paid-in capital
On cancellation of shares	0	(83)	0
Net income (loss)	(310)	1,012	(1,640)
Ending balance	($14,606)	($14,296)	($15,225)
Total Shareholders' Equity (Deficit)	($3,020)	($3,961)	($4,197)